Filed by General Electric Company
                           Pursuant to Rule 425 under the Securities Act of 1933

                                  Subject Company:  Honeywell International Inc.
                                                     Commission File No.: 1-8974



This document includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global economic, business, competitive market and regulatory factors or failure of the transaction described to be completed for any reason. More detailed information about those factors is contained in General Electric's and Honeywell's filings with the Securities and Exchange Commission.

General Electric and Honeywell will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by General Electric free of charge by requesting them in writing from General Electric
Company, 3135 Easton Turnpike, Fairfield, CT 06431 Attention: INVESTOR RELATIONS, or by telephone at (203) 373-2211.

                                      * * *

[THE FOLLOWING IS THE TRANSCRIPT OF CERTAIN REMARKS MADE BY JOHN F. WELSH, JR., CHAIRMAN AND CEO OF GENERAL ELECTRIC COMPANY AND MIKE BONSIGNORE, CHAIRMAN AND CEO OF HONEYWELL INTERNATIONAL INC. AT A PRESS CONFERENCE ON OCTOBER 23, 2000 THAT WAS MADE AVAILABLE THROUGH WEBSITES OF GENERAL ELECTRIC]

                         GE HONEYWELL PRESS CONFERENCE
                            OPENING REMARKS 10/23/00

                               JOHN F. WELCH, JR.
         What'll happen here is I'll ask Mike to open up with some comments. Then I'll make some comments. We'll both go back and sit there and I hope you'll ask some tough questions So on that note, I'd like you to meet my date for the last seventy two hours - Mike Bonsignore.

                                 MIKE BONSIGNORE
         Thanks Jack. Well he's right. I've spent more time with Jack in the last seventy two hours than I've spent with my wife. It's really an historic occasion for us. I think for all of the stakeholders of Honeywell, as we join forces with General Electric. We bring the world's most admired company together with the world's most admired aerospace company. And we're quite excited. GE brings good things to life and we are very confident that we will be bringing good things to GE. We've got a brand name which is well known around the world. We've got tremendous technology to bring together here across our businesses. We have a century old

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tradition of doing good things for our customers. Keeping them happy. And we've got a global presence in every corner of the world that we tend to leverage very aggressively. What's going on here. And first and foremost a world class work force.

And I must tell you I'm very excited about the prospect of bringing the Honeywell work force and the GE work force together; to take advantage of the tremendous human resource dynamics of these companies. As many of you know since we merged Allied Signal and Honeywell we worked very hard to bring those two companies together, on the basis of the exciting growth opportunities that we saw in the future. And we focused our efforts there in our strengths in aerospace and I can tell you now that with the GE - Honeywell combination we bring our aerospace businesses together in a very, very elegant way. We've got automation on both sides of our company that will bode well for our industrial businesses. For our home and buildings businesses. We've got performance materials businesses in polymers and chemicals. It's going to be very exciting to see us bring those two businesses together. And rationalize them and get the best of both.

And lastly, in transportation and power systems, our whole distributor generation technology, our turbo charger business. There are so many things that we can bring together. So we have a world class franchise on both sides which match up extremely well for an exceptional future. And I think with the GE culture of execution at our disposal now, there's no question in my mind that we're poised to grow. We have tremendous opportunities for growth. Every day our customers are saying to us, help us be more competitive. Help us be more profitable. And there's no question across the world, that with the combination of these two companies, we're going to be able to deliver unsurpassed, really unsurpassed customer value. I'm absolutely confident that that customer value creation will translate itself into shareholder value creation.

So I want to take this opportunity to thank all of the hundred and twenty thousand Honeywell employees across the world for what they've accomplished. But more importantly, for what we will accomplish in the coming months and years as we complete the transaction to create an even stronger company. I'm personally very excited about this. It holds great promise. I also must say I'm really looking forward to working with Jack Welch. As a director or GE and to work together closely during this integration period. Which is so critical. I'm really delighted that Jack is staying on. I must tell you, this was a critical item for our board, as our board was deliberating between the pros and cons of the United Technologies - Honeywell merger and the GE - Honeywell merger. Without a commitment from Jack to stay aboard during this critical period of integration, I think it would have been a high level of nervousness in terms of our board and their ultimate decision so. This has been a big day for us. As Jack said this is the largest industrial merger in history. Bringing two outstanding companies together and we're most anxious now to get on with it and make it a success. Thank you ladies and gentleman.

                               JOHN F. WELCH, JR.
         Thanks Mike. Thank you. This is the most exciting deal for GE since RCA. And it's amazing that we're having it in the building that our company moved into, some fourteen years ago. And the success of the RCA deal - which was probably one of the most successful deals in corporate history will bode a well for this one. Let me make a few comments about the deal if I can, just so you get a flavor for it. We're buying a twenty five billion dollar, high technology company. It has ninety percent overlap with the things that we do. And yet with virtually every

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single activity there is no product overlap. So the feels are the same in ninety per cent of the businesses and yet everything is complementary. That's not a speech for the anti-trust people. That's fact. You can pore through these business lines one by one and take a hard look and see that. That's a remarkable, remarkable situation in any acquisition. The timing. The papers had it right this time. I never like to say anybody has it all right but they had it right.

The timing was in fact correct. But we, with our perfect GE succession plan couldn't sit there while the world was going by. That's inward thinking. It would have been nice if this whole thing could have happened a year ago. It might have been nice if this happened eighteen months from now. But it didn't. I was standing in the pit at the stock exchange on Thursday night at four thirty trying to sell some stock for a partner of our called Wipro. Which went public on the New York Stock Exchange. I was trying to get them some P.R. and get them on CNBC and CNN and everything else. I'm standing in the pit and I see Honeywell up top, going across, up ten points. I damn near dropped. I didn't know what the hell happened. So Bob sticks a mike in my face and says have you heard two minutes ago that UTX just bought, or just merged with Honeywell? I said no. And I didn't. I said it was very interesting. And my next reaction was, well what are you going to do about that?

I said I'm going home and think about it. And that was Thursday night at four thirty. So, rarely are you caught on tape Thursday night expressing your first views of the transaction you're going to clean up Saturday night. But we had been looking at Honeywell and others as we always do with our team. Mark, Dennis and myself. We're always looking at what's out there. We do it every day. And so we have a pretty good understanding of this business. And we have a pretty good understanding of where it was going. And not to quote other papers here in this country but the Lex column, which I always like had a great line this morning to the effect that GE acted with speed but with proper timing to get a hold of this. But it was a wonderful comment about the company's ability to employ speed and good judgment at the same time.

We could have stood pat and not done anything, but we decided we had to move. And we did. Now, this acquisition is accretive in year one, by double digit numbers. One break we got, and it's incredible. We got Six Sigma quality from allied. We changed it, embellished it, did our thing with it. Now we'll get the best of both of us on that. We talk the same language! There are clearly many opportunity for us. We pick up a lot of management talent and technical talent. At a time like this, to pick up this much talent, it's a home run. Honeywell has a lot of great people. Imagine going out and getting a hundred and twenty thousand people. And, by the way, GE will now have four hundred and sixty five thousand people. So I want an apology from everybody that ever called me Neutron Jack. We have more people today than we did when I started.

Somebody threw me a bomb of a question on this: "Why not, why aren't you doing this with a high tech company?" My answer is, what the hell do you think Honeywell is? A high tech company isn't a dot com. A high tech company is a company with great fundamental business and technology that can use tomorrow's tools, the e-business tools to get faster and more global. We're merging two real high tech companies. With real earnings. Doing real things. And using e-business tools. So get that straight. This isn't about - "why are they buying an old economy company?" That's the silliest question I've ever heard in my life. It's a real business, with two

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and a half billion dollars of profit. We're making twelve and a half billion dollars of profit. We've got the world here to go after. We got great technologies. Finally, there's a lot of psycho-babble out there about me to the effect that "Is this guy hanging on to the building? He can't go home?"

This is not a story of the old fool who can't leave his seat, the who loves the job so much he can't go home. Don't write that story. That story is stupid. In the paper I called it "B" with a bunch of dashes. The paper was too proper to say the right word. The idea is that GE is picking up a twenty five billion dollar company, and making a management transition right on schedule, nothing's changed about that. But why not take advantage of the experience I've got with RCA and over a thousand other acquisitions? To leave while this integration was so early in progress would be nuts, especially during a management succession. That, and only that, is why I'm staying until the end of next year rather than April.

         So we're here to make this transition perfect. To take a meritocracy, take the best of Allied, best of Honeywell, and the best of GE. And put them in the jar. When we merged with RCA, it ended up in the operating components, about fifty, fifty GE and RCA people. So as we look at the three hundred and forty thousand employees of GE, and the hundred and twenty thousand employees of Honeywell, our challenge is to pick the best and brightest - which is what we've always done. We're going to make this company the greatest company in the world. We were the most admired before we bought them. Our challenge is to win that award a year from now-by a wider margin. On that note, Mike and I are here taking any questions you have.